UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

  May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,650,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,650,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of May 19, 2008 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $20,025,809. The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

While the Reporting Persons believe that the Issuer’s recent decision to spin-off its biotechnology business into a separate company is an encouraging first step towards creating value, the Reporting Persons demand that the Issuer immediately engage its advisor, Goldman Sachs, or another investment banking firm, to explore all strategic alternatives for the Issuer’s remaining commercial operations, including the sale of the commercial operations as a whole, as the Reporting Persons believe that the cash-generating potential of these businesses coupled with the synergies that an acquiror could bring are significant. Furthermore, the Reporting Persons call upon management to re-evaluate its spending and partnering posture as regards to its biotechnology business. Additionally, the Reporting Persons demand that the Issuer bring any purchase offers for the Issuer as a whole to the shareholders for their consideration. On May 20, 2008, the Reporting Persons sent the Board of Directors of the Issuer a letter discussing the above. A copy of the letter is attached hereto as Appendix IX and is incorporated herein.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons as a group beneficially own 2,650,304 shares of Common Stock, representing5.9% of the outstanding shares of Common Stock. The 2,650,304 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,165,304 shares of Common Stock, and (b) options exercisable for 485,000 shares of Common Stock.

(b) None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,650,304 shares of Common Stock beneficially owned by them.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days other than those previously reported on this Schedule 13D is attached hereto as Appendix I.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed)

Appendix IX: Letter to Issuer dated May 20, 2008

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 20, 2008

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
01-May-2008	1,800	$9.0000	Open Market
14-May-2008	34,377	$9.0406	Open Market

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Call Options at $7.50 Expiring on May 17, 2008

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
09-May-2008	(2,000)	$1.975	Open Market
13-May-2008	(1,500)	$1.800	Open Market
16-May-2008	(1,000)	$1.225	Open Market

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Call Options at $7.50 Expiring on November 22, 2008

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
09-May-2008	2,350	$2.60	Open Market
13-May-2008	1,500	$2.45	Open Market
16-May-2008	1,000	$1.90	Open Market

APPENDIX VIII

May 20, 2008

The Board of Directors

Enzon Pharmaceuticals, Inc.

685 Route 202/206
Bridgewater, NJ 08807

Gentlemen:

We were initially encouraged that Enzon (the “Company”) on May 7 had announced a plan to spin-off its biotechnology business, as we viewed it as a first step towards creating value; unfortunately, however, shareholders need to see much more concrete and immediate action from the Company to increase value.

While the spin-off of the Company’s biotechnology business may ultimately serve to crystallize the value of these unique assets, it is clear to us that Enzon must take the next logical step and explore all strategic alternatives for the Company’s remaining commercial operations (its marketed products, royalties, and manufacturing businesses), including the sale of the commercial operations as a whole. As such, we demand that Enzon formally engage its advisor Goldman Sachs, or another investment banking firm, to assist in this process. As we discuss below, the significant cash-generating ability of the commercial operations makes them highly financeable and the synergies that a strategic buyer could bring to the mix are significant. Accordingly, there are a myriad of creative transactions that could be effected.

Information taken from the Company’s 10-K for the Fiscal Year Ended December 31, 2007 provides the following graphic illustration of the significant cash generating capabilities of the commercial operations in 2007:

Total Enzon Operating Income	$90.5	MM
Less: Gain on Sale of Royalty Interest	(88.7)	MM
Add: Restructuring Charge	7.7	MM
Adjusted Operating Income	9.6	MM
Add: Depreciation and Amortization	16.9	MM
Add: Share-Based Compensation	8.3	MM
Add: Non-Commercial R & D	45.5	MM
Adjusted EBITDA of Commercial Operations	$80.2	MM
Add: Overhead Reduction/Marketing Synergies	25.0	MM
Potential EBITDA of Commercial Operations to Acquiror	$105.2	MM

As illustrated above, the Company’s commercial operations generated over $80 million in adjusted EBITDA in 2007. It has long been our contention, however, that Enzon’s cost structure is inordinately high. Accordingly, we believe that there are at least $25 million of excess SG&A expenses that could be eliminated should the Company pursue a rationalization of its commercial operations. We note that the Company spent $31.9 million on selling and marketing expenses alone in its marketed products segment in 2007. As an additional data point, the following information detailing the Company’s five most highly-compensated executives was taken from page 21 of the Company’s 2008 Proxy Statement:

Name	Principal Position	Total 2007 Compensation

Jeffrey H. Buchalter	Chairman, President, and CEO	$5,181,117
Craig A. Tooman	EVP, Finance and Chief Financial Officer	$1,673,573
Ivan D. Horak, M.D.	EVP, R&D and Chief Scientific Officer	$1,820,115
Ralph del Campo	EVP, Technical Operations	$1,354,414
Paul S. Davit	EVP, Human Resources	$898,516

These compensation figures seem excessive when viewed in the context of a small-cap company that has a current market value of less than $400 million. Indeed, we believe that $25 million of potential cost reductions may be a conservative estimate.

As to the biotechnology company resulting from the spin-off, details have been lacking as to which projects Mr. Buchalter intends to pursue that would require Enzon to capitalize such company with $150 million in cash. A disturbing corollary to this is Mr. Buchalter’s current lack of desire to pursue partnering transactions for any of Enzon’s LNA compounds, as he articulated in the Company’s May 7 conference call. While we understand the desire to maintain ownership of a compound for as long as possible, this desire must be balanced by the economic realities of the marketplace. As we have mentioned in the past, partnering activity has been rampant and Enzon possesses a broad platform of compounds that could attract multiple partners. It smacks of hubris to force the shareholders to assume all the risk of product development and we call upon Mr. Buchalter to re-assess this posture regarding partnering transactions.

Above all, we must question the timing of the Company’s announcement, as a spin-off of Enzon’s biotechnology business should have been effected some time ago. Accordingly, we are looking for assurances that the Company is not using and will not use this spin-off as a defense mechanism to discourage potential buyers from seeking to purchase the entire Company. If in fact there are buyers willing to purchase the entire Company, we demand that the Board bring such proposals to the shareholders to evaluate.

It should be clear that we wish to see maximum value delivered to the shareholders of Enzon, and it is our hope that the steps that we have outlined above are implemented in the immediate future.

Sincerely,

/s/ Richard P. Mansouri

Richard P. Mansouri

Portfolio Manager